SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              C.N.P.J. 02.558.132/0001-69 / N.I.R.E. 53 3 0000580 0

MINUTES OF THE 186th (ONE HUNDRED AND EIGHTY-SIXTH) EXTRAORDINARY BOARD MEETING

The Board of Directors of Tele Centro Oeste Celular Participacoes S. A. held a meeting on January 31 (thirty one), 2003 (two thousand and three), at 10: 00 h (ten hundred hours), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, ZIP CODE 70302-916, in the city of BRASILIA, in the Federal District of Brazil. The meeting was summoned by the Company's President, Mr. Alexandre Beldi Netto. CONVENING AND ATTENDANCE: The meeting was opened with the presence of the following members of the Company's Board of Directors, Mr. Alexandre Beldi Netto, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza, and Mr. Ricardo de Souza Adenes. PRESIDING OFFICIALS: Mr. Alexandre Beldi Netto, chairman of the Company's Board of Directors, conducted the proceedings, and invited board member Ricardo de Souza Adenes to act as secretary. The following issues were to be addressed: (I) NOTICE OF RESIGNATION FROM THE POSITIONS OF MEMBER OF THE BOARD OF DIRECTORS, CHAIRMAN OF THE BOARD OF DIRECTORS, AND HEAD OF INVESTOR RELATIONS OF THE
COMPANY,  MR.  MARIO CESAR  PEREIRA DE ARAUJO;  (II)  ELECTION  OF  REPLACEMENT.
DELIBERATION: The Company's Board of Directors, unanimously and with no restrictions whatsoever decided for: (I) the acceptance of the resignation from the positions of Member of the Board of Directors, Chairman of the Board of Directors, and Head of Investor Relations of the Company, submitted on this date by Mr. Mario Cesar Pereira de Araujo. The Members of the Board of Directors expressed their gratefulness for the significant services rendered by Mr. Mario Cesar Pereira de Araujo during his term in the above-mentioned positions and for his contribution to the development of corporate businesses; (II) electing the positions of Chairman of the Board of Directors, and Head of Investor Relations of the Company, replacing Mr. Mario Cesar Pereira de Araujo, Mr. Sergio Assenco Tavares dos Santos, Brazilian, widowed, bearer of Brazilian general registry number 131.306 SSP-DF, and of Brazilian taxpayers registry number (CIC) 059.949.471-34, domiciled in the city of Brasilia, in the Federal District of Brazil, with commercial address at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, ZIP CODE 70302-916, in the city of BRASILIA, in The Federal District of Brazil, who will temporarily hold the positions of Chairman of the Board of Directors and Head of Investor Relations, accumulating these with the position of Engineering Director he currently holds. Mr. Sergio Assenco Tavares dos Santos will be installed in the positions for which he has been elected upon signature of an installation deed drawn in the Company's appropriate book. Mr. Sergio Assenco Tavares dos Santos has declared to the members of the Board of Directors that he is in no way impeded from holding the positions to which he was elected, and signed the declaration on the terms of the Brazilian Securities Commission - CVM Instruction number 367, of May 29, 2002, which constitutes an integral part of these minutes, as Annex I.

With no further issues to address, the meeting was closed and the present minutes were drawn, read and considered appropriate, and signed by the members of the Board of Directors. Brasilia, Federal District of Brazil, January 31, 2003.


                              ALEXANDRE BELDI NETTO
                       Chairman of the Board of Directors



  MARCO ANTONIO BELDI                                    ANTONIO FABIO BELDI
  Member of the Board                                    Member of the Board


NELSON GUARNIERI DE LARA                            ARALDO ALEXANDRE M. DE SOUZA
  Member of the Board                                    Member of the Board


                             RICARDO DE SOUZA ADENES
                               Member of the Board




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THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Tele Centro Oeste Cellular Holding Company


Date: February 5, 2003              By:  /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                       -----------------------------------------
                                        Name:  Sergio Assenco Tavares dos Santos
                                        Title: President